Exhibit 99.6

June    , 2014

Board of Trustees

Beverly Financial, MHC

Boards of Directors

Beverly Financial, Inc.

Beverly Bank

254 Cabot Street

Beverly, Massachusetts 01915

Re:  Plan of Conversion

Beverly Financial, MHC.

Members of the Boards of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion the (“Plan”) adopted by the Board of Trustees of Beverly Financial, MHC (the “MHC”). The Plan provides for the conversion of the MHC into the stock form of organization. Pursuant to the Plan, the MHC will convert to Beverly Financial, Inc., a newly-formed Massachusetts corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. When the conversion is completed, all of the outstanding capital stock of Beverly Bank will be owned by the Company, and all of the common stock of the Company will be owned by public shareholders.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of the MHC’s total equity as of the date of the latest statement of financial condition used in the prospectus. The Plan also provides for the establishment of a parallel bank liquidation account in Beverly Bank to support the Company’s liquidation account in the event the Company does not have sufficient assets to fund its obligations under the Company liquidation account. The Company and Beverly Bank shall continue to hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Beverly Bank. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Beverly Bank (or the Company and Beverly Bank).

In the unlikely event that either Beverly Bank (or the Company and Beverly Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2012 and depositors as of December 31, 2013, of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of Beverly Bank, when the Company has insufficient assets (other than the stock of Beverly Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Beverly Bank has positive net worth, Beverly Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Beverly Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Beverly Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters Three Ballston Plaza 1100 North Glebe Road, Suite 600 Arlington, VA 22201 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Board of Trustees

Boards of Directors

May 30, 2014

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Beverly Bank (or the Company and Beverly Bank), that liquidation rights in the Company automatically transfer to Beverly Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Beverly Bank, and that after two years from the date of conversion and upon written request of the FRB, the Company will transfer the liquidation account and depositors’ interest in such account to Beverly Bank and the liquidation account shall thereupon become the liquidation account of Beverly Bank no longer subject to the Company’s creditors, we are of the belief that: the Company’s liquidation account and the benefit provided by the Beverly Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets do not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely, RP® Financial, LC.